SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

JAVO BEVERAGE COMPANY, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share, and accompanying right to purchase shares of Series-A Junior Participating Preferred Stock, par value $0.001 per share

(Title of Class of Securities)

47189R-10-4

(CUSIP Number)

Glen Bushery Falconhead Capital, LLC 450 Park Avenue, 3rd Floor New York, New York 10022 (212) 634-3304
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), §§ 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

_________________________

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47189R-10-4	(Page 2 of 12)

13D

1.		NAME OF REPORTING PERSONS Coffee Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0*
	8.	SHARED VOTING POWER 65,000,000*
	9.	SOLE DISPOSITIVE POWER 0*
	10.	SHARED DISPOSITIVE POWER 65,000,000*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,000,000*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%*
14.		TYPE OF REPORTING PERSON OO (Limited Liability Company)

*See Item 5.

CUSIP No. 47189R-10-4	(Page 3 of 12)

13D

1.		NAME OF REPORTING PERSONS Falconhead Capital Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0*
	8.	SHARED VOTING POWER 65,000,000*
	9.	SOLE DISPOSITIVE POWER 0*
	10.	SHARED DISPOSITIVE POWER 65,000,000*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,000,000*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%*
14.		TYPE OF REPORTING PERSON PN

*See Item 5.

CUSIP No. 47189R-10-4	(Page 4 of 12)

13D

1.		NAME OF REPORTING PERSONS Falconhead Capital Partners II GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0*
	8.	SHARED VOTING POWER 65,000,000*
	9.	SOLE DISPOSITIVE POWER 0*
	10.	SHARED DISPOSITIVE POWER 65,000,000*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,000,000*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%*
14.		TYPE OF REPORTING PERSON OO (Limited Liability Company)

*See Item 5.

CUSIP No. 47189R-10-4	(Page 5 of 12)

13D

1.		NAME OF REPORTING PERSONS Falcap LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0*
	8.	SHARED VOTING POWER 65,000,000*
	9.	SOLE DISPOSITIVE POWER 0*
	10.	SHARED DISPOSITIVE POWER 65,000,000*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,000,000*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%*
14.		TYPE OF REPORTING PERSON OO (Limited Liability Company)

*See Item 5.

CUSIP No. 47189R-10-4	(Page 6 of 12)

13D

1.		NAME OF REPORTING PERSONS David S. Moross
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0*
	8.	SHARED VOTING POWER 65,000,000*
	9.	SOLE DISPOSITIVE POWER 0*
	10.	SHARED DISPOSITIVE POWER 65,000,000*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,000,000*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%*
14.		TYPE OF REPORTING PERSON IN

*See Item 5.

SCHEDULE 13D

Item 1. Security and Issuer.

This First Amendment to the Statement on Schedule 13D (“Amendment 1”) constitutes the first amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on April 15, 2009 (the “Schedule 13D”). This Amendment 1 is being filed jointly on behalf of the Reporting Persons (as defined below in Item 2) with respect to shares of common stock, par value $0.001 per share (“Common Stock”), of Javo Beverage Company, Inc., a Delaware corporation (the “Issuer” or the “Company”), and the accompanying right to purchase shares of Series-A junior participating preferred stock, par value $0.001 per share. The Company’s principal executive offices are located at 1311 Specialty Drive, Vista, California 92081.

Except as specifically amended by this Amendment 1, the Schedule 13D remains in full force and effect. Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended by the addition of the following:

As more fully described herein, on November 17, 2009 (the “November 2009 Closing Date”), Coffee Holdings LLC (“Coffee Holdings”) paid an aggregate purchase price of $4,100,000 to acquire (a) 15,000,000 shares of the Company’s Common Stock (the “Initial Shares”) and (b) senior subordinated promissory notes in the aggregate original principal amount of $4,000,000 (the “Initial Notes”) (the “November 2009 Transaction” and with the Transaction, the “Transactions”), in each case, pursuant to that certain Securities Purchase Agreement, dated as of the November 2009 Closing Date, between the Company and Coffee Holdings (the “November Purchase Agreement”) attached hereto as Exhibit 3 and incorporated herein by reference. The November Purchase Agreement also provides the Company the right to sell to Coffee Holdings, subject to the terms and conditions set forth in the November Purchase Agreement, (a) an aggregate of up to 13,125,000 shares of Common Stock (the “Additional Shares”) and (b) additional senior subordinated promissory notes in the aggregate original principal amount of up to $3,500,000 (the “Additional Notes” and, collectively with the Initial Notes, the “November Notes,” and the Additional Notes together with the Additional Shares, the “Additional Securities”), for an aggregate purchase price not to exceed $3,500,000, the proceeds of which shall exclusively pay any accrued interest and principal payments on those Notes due January 1, 2017 (the “2017 Notes”).

The funds used by Coffee Holdings to pay such purchase price amount for the November 2009 Transaction were obtained from certain of Coffee Holdings’ members and indirectly from such members’ partners pursuant to commitments made by such partners for the purpose of making investments in securities.

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Item 4. Purpose of Transaction.

Item 4 is amended by the addition of the following:

The November Purchase Agreement and the November 2009 Transaction did or may result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition of additional securities of the Company, a change to the present Board of the Company or a change to the present capitalization and dividend policy of the Company, as briefly described below.

The November Purchase Agreement granted Coffee Holdings certain Board nomination rights, information rights, registration rights, preemptive rights and approval rights (including, without limitation, approval rights with respect to certain dividends, incurrence of indebtedness and dispositions), which rights are discussed in Item 6 below. The Company agreed to appoint an additional representative of Coffee Holdings (the “Second Representative”) to the Company’s Board prior to the first meeting of the Board which occurs after both of the closing of the November 2009 Transaction and the selection by Coffee Holdings of the individual to be the Second Representative. The Company has agreed to nominate the Second Representative to serve on the Company’s Board so long as Coffee Holdings continues to hold at least 15% of the issued and outstanding Common Stock of the Company and 50% of the aggregate original principal under the November Notes but not beyond that date upon which repayment has been made in full of all amounts outstanding under the November Notes.

The November Purchase Agreement also placed certain restrictions on the Reporting Persons’ trading activities with respect to securities of the Company, which restrictions are discussed in Item 6 below and which is incorporated herein by reference.

Additionally, the Company agreed under the November Purchase Agreement that if the Company consummates any future debt or equity financings and grants the lenders, investors or other parties to any such financings any specified rights more favorable in any material respect than those aggregate held by Coffee Holdings or not then held by Coffee Holdings, then Coffee Holdings will be granted equivalent rights (on a pari passu or pro rata basis, as applicable) concurrently with the closing of such financing.

The description of the November Purchase Agreement in this Schedule 13D does not purport to be complete, and is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit 3 and incorporated herein by reference.

Except to the extent specifically prohibited by the November Purchase Agreement, each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Company’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to the terms and conditions of the November Purchase Agreement and any applicable law, to, among other things, (a) purchase additional shares of Common Stock or other securities of the Company, (b) sell or transfer Common Stock

8

or other securities beneficially owned by them from time to time in public or private transactions, (c) cause any of the Reporting Persons to distribute in kind to their respective partners or members, as the case may be, shares of Common Stock or other securities owned by such entities, and (d) consider participating in a business combination transaction that would result in an acquisition of all of the Company’s outstanding Common Stock.

Item 5. Interest in Securities of the Company.

Item 5 is amended and restated to read in its entirety as follows:

(a)-(b)

The responses in rows 7 through 11 and 13 of the cover page to this Schedule 13D are incorporated herein by reference. The Company stated in its Current Report on Form 8-K filed on November 19, 2009, that there were approximately 298.8 million shares of Common Stock outstanding as of November 17, 2009. As of November 17, 2009, Coffee Holdings directly beneficially owns 65,000,000 shares of Common Stock, which represent approximately 21.8% of the Company’s issued and outstanding Common Stock.

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to share beneficial ownership with respect to the shares reported herein. Except to the extent of a pecuniary interest therein, each of the Reporting Persons expressly disclaims the existence of such beneficial ownership.

Coffee Holdings, acting through its sole manager, Fund II, has the power to vote or direct the vote of and to dispose or direct the disposition of the shares of Common Stock it holds.

Fund II, as the sole manager of Coffee Holdings, may be deemed to be the beneficial owner, and have shared voting and dispositive power, of the 65,000,000 shares of Common Stock directly held by Coffee Holdings, or 21.8% of the Common Stock.

Capital Partners, as the sole general partner of Fund II, may be deemed to be the beneficial owner, and have shared voting and dispositive power, of the 65,000,000 shares of Common Stock directly held by Coffee Holdings, or 21.8% of the Common Stock.

Falcap, as the sole manager of Capital Partners, may be deemed to be the beneficial owner, and have shared voting and dispositive power, of the 65,000,000 shares of Common Stock directly held by Coffee Holdings, or 21.8% of the Common Stock.

Mr. Moross, as the sole manager of Falcap, may be deemed to be the beneficial owner, and have shared voting and dispositive power, of the 65,000,000 shares of Common Stock directly held by Coffee Holdings, or 21.8% of the Common Stock.

As described in Item 3 above, the November Purchase Agreement grants the Company the right to sell Coffee Holdings the Additional Securities in order to fund accrued interest and principal payments on the 2017 Notes, subject to the terms and conditions set forth in the November Purchase Agreement. Issuance of all of the Additional Shares would cause the Reporting Persons’ total beneficial ownership of shares of Common Stock to equal 78,125,000 shares of

9

Common Stock. The Additional Securities have not been issued and the determination of whether any or all of the Additional Securities will be issued to and acquired by Coffee Holdings is dependent upon a decision made by the Company and is subject to certain conditions, therefore, the Reporting Persons disclaim beneficial ownership of the Additional Securities at this time.

(c)

The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference. Other than the Transactions, there have been no other acquisitions of Company securities by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended by the addition of the following:

As described in Item 3 above, the November Purchase Agreement grants the Company, subject to the terms and conditions set forth in the November Purchase Agreement, the right to sell Coffee Holdings the Additional Securities solely in order to fund accrued interest and principal payments on the 2017 Notes.

The November Purchase Agreement sets forth the Company’s and Coffee Holdings’ agreement with respect to certain rights and obligations associated with ownership of securities of the Company. The November Purchase Agreement provides that the Company may not take certain corporate actions without the prior written consent of Coffee Holdings. These negative covenants include, without limitation, restrictions on the payment of dividends, the incurrence of indebtedness (other than permitted indebtedness), the entry into certain fundamental corporate transactions and other matters, including relating to changes in the Company’s senior management.

Under the November Purchase Agreement, trading restrictions including, but not limited to, limitations on (a) short sales transactions involving the Company’s securities by the Reporting Persons until the sixty-sixth month anniversary of the November 2009 Closing Date, (b) the sale or transfer of shares of Common Stock by the Reporting Persons to a competitor of the Company, and (c) the number of shares of Common Stock that Coffee Holdings may dispose of pursuant to a registration statement within certain time periods. In addition, Coffee Holdings may not sell or transfer the shares of Common Stock unless the shares have been registered under applicable securities laws, are exempt from registration or are eligible for sale pursuant to Rule 144 under the Securities Act of 1933, as amended.

Under the November Purchase Agreement, the Company has granted Coffee Holdings “piggyback” registration rights on registrations made by the Company for its own account or for

10

the account of others. In the event that Coffee Holdings exercises its piggyback registration rights in connection with a registration and the amount of Coffee Holdings’ securities registered on the related registration statement is cut back below certain agreed thresholds, then the Company will be obligated, subject to certain terms and conditions, to register Coffee Holdings’ shares for resale in a subsequent registration. The Company will be obligated to pay all fees and expenses in connection with any such registrations, other than underwriting discounts and selling commissions, which will be paid by Coffee Holdings.

Under the November Purchase Agreement, the Company also has granted Coffee Holdings a right of first offer on future issuances by the Company of its debt or equity securities, subject to certain exceptions. The right of first offer generally permits Coffee Holdings to purchase securities in an amount necessary to maintain its pro rata share of the Company’s outstanding debt or equity securities, as applicable, at the time of any new issuance. The right of first offer terminates with respect to new debt securities on the earlier of that date which is the first day of the sixty-six month following the November 2009 Closing Date (provided the November Notes are paid in full) and the first date upon which Coffee Holdings holds less than 50% of the aggregate principal amount outstanding under all issued and outstanding November Notes. The right of first offer terminates with respect to new equity securities on the earlier of that date which is the first day of the sixty-six month following the November 2009 Closing Date (provided the November Notes are paid in full) and the first date upon which Coffee Holdings beneficially owns less than 15% of the issued and outstanding Common Stock of the Company.

Additionally, the Company agreed under the November Purchase Agreement that if the Company consummates any future debt or equity financings and grants the lenders, investors or other parties to any such financings any specified rights more favorable in any material respect than those aggregate held by Coffee Holdings or not then held by Coffee Holdings, then Coffee Holdings will be granted equivalent rights (on a pari passu or pro rata basis, as applicable) concurrently with the closing of such financing. This right held by Coffee Holdings terminates on that date which Coffee Holdings beneficially owns less than each of 15% of the issued and outstanding Common Stock of the Company and 50% of the aggregate outstanding principal under the November Notes but not beyond that date upon which repayment has been made in full of all amounts outstanding under the November Notes or that date the Company achieves Consolidated EBITDA (as defined in November Notes) the of $7.5 million.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended by the addition of the following:

EXHIBIT 3

Securities Purchase Agreement, dated as of November 17, 2009, by and between Javo Beverage Company, Inc. and Coffee Holdings LLC (incorporated by reference to Exhibit 10.1 to Javo Beverage Company, Inc.’s Current Report on Form 8-K filed November 19, 2009).

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 19, 2009

COFFEE HOLDINGS LLC

By:	/s/ Dave Gubbay
Name:	Dave Gubbay
Title:	Authorized Signatory

FALCONHEAD CAPITAL PARTNERS II, L.P.

By:	FALCONHEAD CAPITAL PARTNERS II GP, LLC,

its general partner

By:	FALCAP LLC,

its managing member

By:	/s/ David S. Moross
Name:	David S. Moross
Title:	Managing Member

FALCONHEAD CAPITAL PARTNERS II GP, LLC

By:	FALCAP LLC,

its managing member

By:	/s/ David S. Moross
Name:	David S. Moross
Title:	Managing Member

FALCAP LLC

By:	/s/ David S. Moross
	Name:	David S. Moross
	Title:	Managing Member

/s/ David S. Moross

David S. Moross

[SIGNATURE PAGE TO SCHEDULE 13D/A]